5000 Philadelphia Way • Lanham • Maryland • 20706-4417 • U.S.A.

Telephone: 301.731.4233 • Fax: 301.731.9606 • Internet: sales@integ.com • Web: http://www.integ.com

November 6, 2008

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn. Katherine Wray

Re:	Integral Systems, Inc. Registration Statement on Form S-3 File No. 333-153706

Ladies and Gentlemen:

On behalf of Integral Systems, Inc., a Maryland corporation (the “Company”), the undersigned, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the Company’s Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-153706) be accelerated to, and that the Registration Statement be declared effective on, November 10, 2008, at 10:00 a.m., Eastern Daylight Time, or as soon thereafter as practicable.

Pursuant to the instructions of the Securities and Exchange Commission (the “Commission”) in its letter to the Company, dated October 22, 2008, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Howard B. Adler of Gibson, Dunn & Crutcher LLP, counsel to the Company, at (202) 955-8589 with any questions regarding this matter.

Sincerely,

INTEGRAL SYSTEMS, INC.

By:	/s/ WILLIAM M. BAMBARGER, JR.
Name: William M. Bambarger, Jr. Title: Chief Financial Officer

cc:	Howard B. Adler, Esq.
Gibson, Dunn & Crutcher LLP